SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares
American Depositary Shares
(Title of Class of Securities)

703248203
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
2,157,400

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
2,157,400

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,157,400

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,236,091

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
3,236,091

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,236,091

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,236,091

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
3,236,091

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,236,091

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of October 24, 2011.

ITEM 1.Security and Issuer.

This statement relates to the equity shares with a par value of Rs. 2 each ("Common Stock"), of Patni Computer Systems Limited (the "Issuer").  The Issuer's principal executive office is located at Akruti Softech Park , MIDC Cross Road No. 21, Andheri (E) , Mumbai - 400 093, India.
.

ITEM 2. Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership, and its wholly-owned subsidiaries ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th Street New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th Street New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th Street New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th Street New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th Street New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th Street New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th Street New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th Street New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street, New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th Street New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                         $16,970,741

Elliott International Working Capital $25,440,444

ITEM 4.Purpose of Transaction.

        Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons reserve the right to discuss and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer or its securities.  The Reporting Persons may take positions or make proposals with respect to potential changes in the strategy and future plans of the Issuer or strategic alternatives as a means of enhancing shareholder value.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 2,157,400 shares of Common Stock.  The 2,157,400 shares of Common Stock individually beneficially owned by Elliott constitute 1.6% of the outstanding shares of Common Stock.  The 2,157,400 shares of Common Stock individually beneficially owned by Elliott consist of: (i) 1,451,978 shares of Common Stock held by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott, and (ii) 352,711 American Depositary Shares ("ADS") held by The Liverpool Limited Partnership, a Bermuda limited partnership and wholly-owned subsidiary of Elliott ("Liverpool"), representing 705,422 shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 3,236,091 shares of Common Stock, which constitute 2.4% of all of the outstanding shares of Common Stock.  The 3,236,091 shares consist of: (I) 2,177,967 shares of Common Stock held by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, and (II) 529,062 ADSs representing 1,058,124 shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 5,393,491 shares of Common Stock constituting 4.0% of all of the outstanding Shares.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 1,105,127 and  1,657,696 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.8% and 1.2% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 2.1% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions. Of the Derivative Agreements held by Elliott, 22,400 are held by Liverpool. The Reporting Persons expressly disclaim beneficial ownership of the Derivative Agreements and any shares of Common Stock underlying such agreements.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 25, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the equity shares of Patni Computer Systems Limited dated October 25, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  October 25, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by The Liverpool Limited Partnership, a Bermuda limited partnership and wholly-owned subsidiary of Elliott Associates, L.P., during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
24-Oct-2011	ADS	155	US$13.397400
17-Oct-2011	ADS	1,120	US$11.878900
10-Oct-2011	ADS	1,354	US$12.076400
06-Oct-2011	ADS	966	US$11.861600
05-Oct-2011	ADS	2,313	US$11.825000
04-Oct-2011	ADS	1,285	US$11.594000
03-Oct-2011	ADS	1,447	US$11.177500
30-Sep-2011	ADS	1,182	US$11.705200
29-Sep-2011	ADS	2,981	US$11.888200
27-Sep-2011	ADS	1,968	US$12.280200
26-Sep-2011	ADS	1,876	US$11.702700
23-Sep-2011	ADS	1,162	US$11.812300
22-Sep-2011	ADS	1,440	US$11.485500
21-Sep-2011	ADS	5,000	US$12.143900
25-Aug-2011	ADS	2,080	US$11.604800

The following transactions were effected by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott Associates, L.P., during the past sixty (60) days:

25-Oct-2011	ES	67,200	339.714474 Rs
24-Oct-2011	ES	36,000	334.346083 Rs
21-Oct-2011	ES	24,000	331.161925 Rs

ADS = American Depositary Share

ES = Equity Share

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
24-Oct-2011	ADS	233	US$13.397400
17-Oct-2011	ADS	1,681	US$11.878900
10-Oct-2011	ADS	2,030	US$12.076400
06-Oct-2011	ADS	1,448	US$11.861600
05-Oct-2011	ADS	3,469	US$11.825000
04-Oct-2011	ADS	1,928	US$11.594000
03-Oct-2011	ADS	2,170	US$11.177500
30-Sep-2011	ADS	1,773	US$11.705200
29-Sep-2011	ADS	4,472	US$11.888200
27-Sep-2011	ADS	2,951	US$12.280200
26-Sep-2011	ADS	2,815	US$11.702700
23-Sep-2011	ADS	1,742	US$11.812300
22-Sep-2011	ADS	2,160	US$11.485500
21-Sep-2011	ADS	7,500	US$12.143900
25-Aug-2011	ADS	3,120	US$11.604800

The following transactions were effected by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, L.P., during the past sixty (60) days:
25-Oct-2011	ES	82,800	339.714473 Rs
25-Oct-2011	ES	18,000	339.563056 Rs
24-Oct-2011	ES	35,000	334.346071 Rs
24-Oct-2011	ES	19,000	334.326526 Rs
21-Oct-2011	ES	30,000	331.161900 Rs
21-Oct-2011	ES	6,000	331.262667 Rs

ADS = American Depositary Share

ES = Equity Share

All of the above transactions were effected on the open market.